Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Zhihu Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NYSE: ZH; HKEX: 2390)

MAJOR TRANSACTION

SUBSCRIPTION OF THE FUND

SUBSCRIPTION OF THE FUND

The Board announces that on September 4, 2026 (after trading hours of the Stock Exchange), the Subscriber, a wholly owned subsidiary of the Company, entered into the Subscription Agreement with the General Partner and the Fund Manager, pursuant to which the Subscriber agreed to subscribe for a limited partnership interest in the Fund with a capital commitment of RMB1,500,000,000 and to enter into the Partnership Agreement in respect of the Fund, which are conditional upon the approval of the Subscription by the Shareholders at the EGM.

LISTING RULES IMPLICATIONS

As the highest applicable percentage ratio (as defined under the Listing Rules) in respect of the Subscription exceeds 25% but is less than 100%, the Subscription constitutes a major transaction under the Listing Rules and is subject to reporting, announcement, circular and shareholders’ approval requirements under Chapter 14 of the Listing Rules.

The Company will convene the EGM for the Shareholders to consider and, if thought fit, to approve the Subscription and the transactions contemplated under the Subscription Agreement. To the best of the Directors’ knowledge, information and belief having made all reasonable enquiries, no Shareholder has a material interest in the Subscription and accordingly no Shareholder would be required to abstain from voting on the resolution(s) at the EGM.

GENERAL

In accordance with the Listing Rules, a circular containing, among other things, (i) further details of the Subscription; (ii) other information required under the Listing Rules; and (iii) a notice of the EGM, is expected to be dispatched to the Shareholders on or before September 30, 2026 (which is more than 15 business days after the publication of this announcement) as additional time is required to prepare the information to be included in the circular.

SUBSCRIPTION OF THE FUND

Subscription Agreement

The Board announces that on September 4, 2026 (after trading hours of the Stock Exchange), the Subscriber, a wholly owned subsidiary of the Company, entered into the Subscription Agreement with the General Partner and the Fund Manager.

Pursuant to the Subscription Agreement, the Subscriber agreed to subscribe for a limited partnership interest in the Fund with a capital commitment of RMB1,500,000,000 payable in cash and to enter into the Partnership Agreement in respect of the Fund, which are conditional upon the approval of the Subscription by the Shareholders at the EGM.

The Subscription will be funded by the internal resources of the Group.

The capital commitment was determined after arm’s length negotiations between the parties, having regard to, among other things, the Fund’s investment strategy and focus on AI and frontier technology, the Fund Manager’s track record and investment capabilities, the expected size of the Fund, and the market terms of comparable fund investments. For further details, please refer to the section headed “REASONS FOR AND BENEFITS OF THE SUBSCRIPTION” below.

Partnership Agreement

The salient terms of the Partnership Agreement are set out below:

Date:	A date after obtaining the approval of the Subscription by the Shareholders at the EGM.

Parties:	(i) The Subscriber, as a limited partner; (ii) the General Partner; and (iii) such other limited partners as may be admitted to the Fund from time to time at the sole discretion of the General Partner.

The Fund entity was incorporated in May 2026 and, to the best of the Directors’ knowledge, information and belief having made all reasonable enquiries, apart from Mr. Xi Cao (曹曦) as an initial limited partner until the admission of the other limited partners, no other limited partner has been admitted to the Fund. The General Partner currently expects to raise capital from approximately 20 to 30 market-based institutional investors and/or industrial investors. The Company expects that its interest in the Fund will be no more than 30% immediately after the completion of the Subscription.

Fund Manager:	The Fund Manager of the Fund is registered with the Asset Management Association of China as a private fund manager.

Capital Call:	The General Partner shall give not less than three business days’ notice, subject to the Subscription Agreement.

Management Fee:	Each limited partner shall pay a mid-single digit percentage of such limited partner’s paid-up capital contribution over the term of the Fund as management fee, subject to waiver by the Fund Manager at its own discretion.

Distribution:	Distributable funds of the Fund will be applied first towards return of each limited partner’s paid-up capital contribution, and thereafter as to a substantial portion to the relevant limited partner and the remaining to the General Partner, provided that the General Partner may waive, in whole or in part, its entitlement to such remaining distribution in respect of any limited partner. Distributions shall be made within 60 days in principle after the Fund receives the relevant income. Unused capital contributions shall be distributed to the partners based on the actual unused amount of their respective paid-up capital contribution.

Fund Term:	Seven years from the First Closing Date, extendable by the General Partner for up to two consecutive periods of one year each.

Investment Period:	Four years from the First Closing Date.

Investment Strategy:	The Fund will primarily invest, directly or indirectly, in early-to-mid-stage unlisted enterprises in the field of AI and related technology sectors established or operating in, or with other significant nexus to, mainland China.

Reporting:	The Fund shall provide limited partners with semi-annual operating reports and annual audited reports during its operating term.

REASONS FOR AND BENEFITS OF THE SUBSCRIPTION

The Company is principally engaged in operating Zhihu (知乎), one of China’s leading online content communities. The Company has continued to integrate AI technology into its community and businesses, including Zhihu Zhida, expert data solutions, and AI-enabled content and IP Operation. Given this background, the Directors believe that the Fund’s focus on foundation models, AI infrastructure, robotics and AI applications is relevant to the Company’s ongoing focus on AI technology and industry development. Through the Subscription, the Company expects to broaden its access to investment opportunities in high-quality AI and technology enterprises and further deepen its understanding of the development of AI technologies, products and business models.

The Fund’s investment strategy may also present certain potential synergies with the Company’s existing AI-related businesses. In particular, investments in foundation models and AI applications may enable the Company to deepen its understanding of the development of large language model technologies, product formats and application scenarios, and may provide potential opportunities for technology application or business cooperation in areas such as Zhihu Zhida, expert data solutions, and AI-related content and IP development. Investments in areas such as AI infrastructure and robotics may also help the Company broaden its understanding of the AI value chain and emerging technology trends. As the Company, in its capacity as a limited partner of the Fund, does not participate in the Fund’s specific investment decisions, any potential business cooperation or synergies will depend on the Fund’s actual portfolio and relevant commercial opportunities and will be separately evaluated by the Company based on their commercial merits.

Given the specialized nature and resource requirements of primary market investments in the AI sector, which require extensive industry research, deal sourcing, investment screening, transaction execution and post-investment management capabilities, the Directors believe that participating in a professionally managed fund will enable the Company to: (i) leverage the Fund Manager’s professional expertise in industry research, deal screening, investment judgment, deal sourcing and post-investment management; (ii) gain access to investment opportunities in AI and technology enterprises with high technological barriers and long-term growth potential; and (iii) strengthen its understanding of emerging AI technologies and the broader AI ecosystem and provide additional perspectives and potential opportunities for the Company to explore future business cooperation.

The Directors also note that high-quality investment opportunities in the current AI primary market generally involve relatively high professional and resource requirements, and certain investment opportunities may be limited. Fund managers with established industry networks, sector expertise and investment experience may therefore have advantages in sourcing and screening such opportunities.

Based on the information provided by the Fund Manager, investors in funds previously managed by the Fund Manager include certain listed companies and institutional investors, including government-backed funds. The Directors have also considered, among other things, the Fund Manager’s sector experience, fund management experience, industry resources and deal sourcing capabilities, and believe that such experience and capabilities may assist the Fund in implementing its investment strategy.

In determining to pursue the Subscription, the Directors have taken into account the Company’s existing liquidity position, working capital requirements, funding requirements for the development of its core businesses and future business development needs. The Directors consider that the Subscription represents an opportunity for the Company, under prudent capital allocation principles, to participate in the long-term development of the AI industry and seek potential long-term investment returns, while the Subscription is not expected to have a material adverse impact on the Company’s ordinary course of business or the development of its core businesses.

The Subscription does not represent a change in the Company’s principal business or strategic focus. The Company will continue to focus on the development of the Zhihu community, improve the quality and efficiency of its core businesses, and prudently evaluate and develop AI-related business opportunities. The Company may also, where appropriate, leverage its long-standing strengths in professional content, IP, creator and expert ecosystems and AI applications to explore potential cooperation opportunities with participants in the broader AI ecosystem. Any such cooperation opportunities, if any, will be subject to separate evaluation by the Company based on their commercial merits.

The Directors (including the independent non-executive Directors) are of the view that the terms of the Subscription Agreement and the Subscription are on normal commercial terms, fair and reasonable, and in the interests of the Company and the Shareholders as a whole.

INFORMATION ABOUT THE PARTIES AND THE FUND

The Group

The Company is an exempted company with limited liability incorporated in the Cayman Islands. The securities of the Company are dual-primary listed on the New York Stock Exchange in the U.S. (NYSE Ticker: ZH) and on the Main Board of the Stock Exchange (HKEX stock code: 2390). The Group is primarily engaged in the operation of an online content community and monetizes through paid content and IP operations, marketing services and other services.

The Subscriber is a limited liability company newly established under the laws of the PRC, and a wholly-owned subsidiary of the Company. The Subscriber’s business scope includes technology development and services, big data and internet data services, artificial intelligence and software development, and information technology consulting services.

The Fund and the Fund Manager

The Fund entity is a limited partnership incorporated under the laws of the PRC in May 2026. The Fund will adopt a blind pool structure, and the Fund’s investment targets have not yet been determined. The General Partner and the Fund Manager will exercise their professional judgment and discretion to select and execute investments in accordance with the Fund’s investment strategy. The Subscriber will not participate in the day-to-day management or investment decision-making of the Fund.

The Fund Manager is the RMB private equity and venture capital fund management platform within the Monolith (礪思資本) investment management group. It is registered with AMAC as a private fund manager (registration number: P1073165) and manages assets under management of RMB5 billion to RMB10 billion, with a long-term focus on technology innovation investment, particularly AI, advanced computing, robotics, and frontier technology. The Fund Manager is ultimately owned as to 99% and 1% by Mr. Xi Cao and Ms. Ziqi He (何子器), respectively.

The General Partner is a limited partnership established in the PRC principally engaged in investment activities, enterprise management and consulting, and related consulting services. Mr. Xi Cao and Ms. Ziqi He ultimately own approximately 99% and 1% of the General Partner, respectively.

To the best of the Directors’ knowledge, information and belief having made all reasonable enquiries, the General Partner, the Fund Manager and their respective ultimate beneficial owners are third parties independent of the Company and its connected persons (as defined under the Listing Rules).

LISTING RULES IMPLICATIONS

As the highest applicable percentage ratio (as defined under the Listing Rules) in respect of the Subscription exceeds 25% but is less than 100%, the Subscription constitutes a major transaction under the Listing Rules and is subject to reporting, announcement, circular and shareholders’ approval requirements under Chapter 14 of the Listing Rules.

The Company will convene the EGM for the Shareholders to consider and, if thought fit, to approve the Subscription and the transactions contemplated under the Subscription Agreement. To the best of the Directors’ knowledge, information and belief having made all reasonable enquiries, no Shareholder has a material interest in the Subscription and accordingly no Shareholder would be required to abstain from voting on the resolution(s) at the EGM.

GENERAL

In accordance with the Listing Rules, a circular containing, among other things, (i) further details of the Subscription; (ii) other information required under the Listing Rules; and (iii) a notice of the EGM, is expected to be dispatched to the Shareholders on or before September 30, 2026 (which is more than 15 business days after the publication of this announcement) as additional time is required to prepare the information to be included in the circular.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions shall have the following meanings:

“AMAC”	the Asset Management Association of China (中國證券投資基金業協會)

“Board”	the board of Directors of the Company

“China” or “PRC”	the People’s Republic of China and for the purposes of this announcement only, except where the context requires otherwise, references to China or the PRC exclude Hong Kong, the Macao Special Administrative Region of the People’s Republic of China and Taiwan

“Company”	Zhihu Inc. (“知乎”, formerly known as “Zhihu Technology Limited”), a company with limited liability incorporated in the Cayman Islands on May 17, 2011

“Director(s)”	the director(s) of the Company

“EGM”	the extraordinary general meeting of the Company to be convened to consider and, if thought fit, approve the Subscription and the transactions contemplated under the Subscription Agreement

“First Closing Date”	the date of first closing of the Fund as described in the Partnership Agreement

“Fund”	Tianjin Lisi Xingshen Equity Investment Partnership (Limited Partnership)* (天津礪思星深股權投資合夥企業(有限合夥)), a limited partnership established under the laws of the PRC

“Fund Manager”	Hainan Lisi Private Fund Management Co., Ltd.* (海南礪思私募基金管理有限公司), the fund manager of the Fund

“General Partner”	Tianjin Lisi Mingtang Enterprise Management Consulting Partnership (Limited Partnership)* (天津礪思明棠企業管理諮詢合夥企業(有限合夥)), the general partner of the Fund

“Group”	the Company, its subsidiaries and the consolidated affiliated entities from time to time

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Partnership Agreement”	the limited partnership agreement in respect of the Fund, namely Tianjin Lisi Xingshen Equity Investment Partnership (Limited Partnership)* (天津礪思星深股權投資合夥企業(有限合夥)), a form of which is attached as an annex to the Subscription Agreement

“RMB”	Renminbi, the lawful currency of China

“Share(s)”	the Class A ordinary shares and Class B ordinary shares in the share capital of the Company, as the context so requires

“Shareholder(s)”	holder(s) of the Shares

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Subscriber”	Beijing Zhizhe Tansuo Technology Co., Ltd.* (北京智者探索科技有限公司), a wholly owned subsidiary of the Company, as limited partner of the Fund

“Subscription”	the subscription by the Subscriber for a limited partnership interest in the Fund pursuant to the Subscription Agreement

“Subscription Agreement”	the subscription agreement in respect of the Fund dated September 4, 2026

By Order of the Board
Zhihu Inc. Yuan Zhou
Chairman

Hong Kong, September 6, 2026

As of the date of this announcement, the Board comprises Mr. Yuan Zhou as an executive Director, Mr. Dahai Li, Mr. Zhaohui Li and Mr. Qu Chen as non-executive Directors and Ms. Hope Ni, Mr. Derek Chen and Dr. Li-Lan Cheng as independent non-executive Directors.

*    For identification purposes only